SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BESPOKE EXTRACTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

08634Q109

(CUSIP Number)

Niquana Noel

c/o Bespoke Extracts, Inc.

323 Sunny Isles Blvd., Suite 700

Sunny Isles, FL 33160

855-633-3738

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

10/30/2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 08634Q109	13D

1	NAME OF REPORTING PERSONS Niquana Noel

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		20,000,000 (1)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		20,000,000 (1)
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.6% *
14	TYPE OF REPORTING PERSON

IN

* Based on 48,103,907 shares of common stock outstanding as of November 7, 2018. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share of Bespoke Extracts, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 323 Sunny Isles Boulevard, Suite 700, Sunny Isles, FL 33160.

Item 2. Identity and Background.

(a)            Niquana Noel (the “Reporting Person”) is an individual.

(b)            The business address of Ms. Noel is c/o Bespoke Extracts, Inc., at 323 Sunny Isles Boulevard, Suite 700, Sunny Isles, FL 33160.

(c)            Ms. Noel is the president and chief executive officer of the Issuer and also serves as chief operating officer of Hash Labs Inc. Ms. Noel also anticipates becoming a director of the Issuer, upon the Issuer’s meeting its information obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

(d)            Ms. Noel has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            Ms. Noel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)            Ms. Noel is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On October 30, 2018, Ms. Noel was issued warrants to purchase 20,000,000 shares of common stock of the Issuer with an exercise price of $0.0001 pursuant to her employment agreement. Ms. Noel has exercised the warrants and paid the aggregate exercise price of $2,000 from her personal funds, and has been issued the 20,000,000 shares.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. As set forth above, the Reporting Person is the president and chief executive officer of the Issuer and anticipates becoming director of the Issuer effective upon the Issuer meeting its information obligations under the Exchange Act. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider her positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. The Reporting Person has and may, and by nature of her affiliation may be deemed to have and may, in the capacity of an officer and director of the Issuer, from time to time review and have reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. The Reporting Person may, at any time, review or reconsider her positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, she has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

Ms. Noel beneficially owns 20,000,000 shares of the Issuer’s common stock, which constitutes approximately 41.6% of the 48,103,907 shares of common stock outstanding as of November 7, 2018.

Ms. Noel has sole voting and dispositive power over 20,000,000 shares of the Issuer’s common stock.

Ms. Noel has shared voting and dispositive power over 0 shares of the Issuer’s common stock.

On October 30, 2018, Ms. Noel was issued warrants to purchase 20,000,000 shares of the Issuer’s common stock, with an exercise price of $0.0001 per share, pursuant to her employment agreement. Ms. Noel has exercised the warrants and has been issued the 20,000,000 shares. The shares will be required to be returned to the Issuer as follows:

●	Ms. Noel will return 80% of the shares to the Issuer if she is not serving as chief executive officer of the Issuer pursuant to her employment agreement as of October 30, 2019 (the first anniversary of the employment agreement);

●	Ms. Noel will return 60% of the shares to the Issuer if she is not serving as chief executive officer of the Issuer pursuant to her employment agreement as of October 30, 2020 (the second anniversary of the employment agreement);

●	Ms. Noel will return 40% of the shares to the Issuer if she is not serving as chief executive officer of the Issuer pursuant to her employment agreement as of October 30, 2021 (the third anniversary of the employment agreement); and

●	Ms. Noel will return 20% of the shares to the Issuer if she is not serving as chief executive officer of the Issuer pursuant to her employment agreement as of October 30, 2022 (the fourth anniversary of the employment agreement).

Other than as reported in this Schedule 13D, the Reporting Person has effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Ms. Noel is not the beneficial owner of any other shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 8, 2018	/s/ Niquana Noel
Niquana Noel

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